Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated February 9, 2023

Relating to Preliminary Prospectus dated January 27, 2023

Registration No. 333-260565

This free writing prospectus relates to the initial public offering (“IPO”) of shares of common stock of Intensity Therapeutics, Inc. (the “Company”) and should be read together with the preliminary prospectus dated January 27, 2023 (the “Preliminary Prospectus”) that was included in Amendment No. 12 to the Registration Statement on Form S-1 relating to this offering of common shares, which may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1567264/000121390023005668/fs12023a12_intensity.htm.

The following is a summary of certain new developments, which supplements and updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

On February 8, 2023, the holders of all of the Company’s Series A, Series B, and Series C Preferred Stock consented to convert their shares of preferred stock into shares of common stock following an IPO of at least $7.0 million in aggregate at a minimum price of $4.00 per share of common stock.

Further, on February 8, 2023, a convertible note with aggregate principal amount of $2,000,000 and convertible debt agreements with aggregate principal amounts of $250,000, $500,000 and $1,500,000 were amended to reflect new terms upon an IPO or equity financing. As a result, the automatic conversion of outstanding principal and accrued but unpaid interest under the note would be triggered by an IPO raising no less than $7,000,000 in gross proceeds. All other terms of the convertible note and convertible debt agreements remain the same.

As a result, the conversion of preferred stock, convertible notes and convertible debt agreements, which are described in the Preliminary Prospectus as occurring upon consummation of an IPO raising no less than $8,000,000 in gross proceeds, will now occur upon consummation of an IPO raising no less than $7,000,000 in gross proceeds.

The Company does not intend to proceed with an IPO unless the Series A, Series B, and Series C Preferred Stock are converted into common stock upon completion of such offering.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Copies of the Preliminary Prospectus may be obtained from the SEC’s website or from The Benchmark Company, LLC, 150 East 58th St, 17th Floor, New York, NY 10155, or by email to prospectus@benchmarkcompany.com or by telephone at 212-312-6700.